December 16, 2010

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 0-23363

Dear Mr. Reynolds:

On behalf of our client, American Dental Partners, Inc. (the “Company”), we have received and reviewed your letter dated December 13, 2010 with respect to your review of the above-referenced filing. As discussed with and approved by Susann Reilly on December 16, 2010, I am hereby advising you that the Company intends to provide a response to your comments on or prior to January 10, 2011. Please feel free to call me if you have any questions.

Sincerely,

/s/ Amy M. Shepherd
Amy M. Shepherd

cc:	Susann Reilly, Securities and Exchange Commission Gregory A. Serrao, American Dental Partners, Inc.